UNITED STATES                        OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION   OMB Number:3235-0145
Washington, D.C.  20549              Expires: December 31, 1997
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SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KENWIN SHOPS, INC.
(Name of Issuer)
COMMON STOCK - $.01 par value
(Title of Class of Securities)
491782-10
(CUSIP Number)
Michael R. Martini, Esq.
Weinstock & O'Malley, P.A., P.O. Box 5419, Clinton, NJ  08809
(908-735-7688)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and
Communications)

December 3, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report
the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1 (b)(3) or (4), check the following
box   .

Check the following box if a fee is being paid with the statement

 . (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has field no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















SCHEDULE 13D

CUSIP No. 491782-10

         Page    2    of    5    Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Arctic Financial Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)
   N/A

                                   (b)
3  SEC USE ONLY
4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
2(d) or 2(e)
   N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New Jersey Corporation

                          7  SOLE VOTING POWER
NUMBER OF                    30,000
SHARES
BENEFICIALLY             8  SHARED VOTING POWER
OWNED BY                     N/A
EACH
REPORTING                 9  SOLE DISPOSITIVE POWER
PERSON                       30,000
WITH
                          10 SHARED DISPOSITIVE POWER
                             N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
    N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.38%

14  TYPE OF REPORTING PERSON*
    CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.













SCHEDULE 13 D




                                                   Page 3 of 5
Pages

CUSIP NO. 491782-10



ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is
Common Stock, $.01 Par Value. The principal executive officers are:

Richard Moskowitz                                  President

Donald Weiner                                      CEO

Kenneth Sauer                                      Treasurer

The issuer's address is 6200 Memorial Drive, Stone Mountain, Ga.
30083

ITEM 2.  IDENTITY AND BACKGROUND

The reporting person is a corporation.

(a)      Arctic Financial Corporation
         (a New Jersey corporation)
(b)      Address of principal business:

 P.O. Box 128


 Oldwick, NJ  08858
         Address of principal office:

 P.O. Box 128


 Oldwick, NJ  08858
(c)      Principal business:

 Provider of administrative                                 and
financial services.

(d) and (e)               The reporting corporation has not,
during the last five years,
been convicted in a criminal proceeding, nor has the reporting corporation, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the reporting corporation being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                                                   Page 4 of 5
Pages
The sole executive officer and sole director of Arctic Financial
Corporation
is:

(a)      Raymond T. Povalski
(b)      Business address:                 P.O. Box 128,

 Oldwick, NJ  08858
(c) Present principal occupation: Managing operations of Arctic

Financial Corporation.

(d) and (e)               Raymond T. Povalski has not, during the
last five years, been
convicted in a criminal proceeding, nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Povalski being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Povalski is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable (Reporting sale of securities).

ITEM 4.  PURPOSE OF THE TRANSACTION

Not applicable (Reporting sale of securities).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) The reporting corporation beneficially owns 30,000 shares (5.38% of the class securities identified in item 1) of $.01 par value
Common Stock of
the issuer and has the sole power to vote and direct disposition in connection with those shares.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the reporting corporation are as follows: On December 3, 1996, the reporting corporation sold
2,600 shares at a price of $ 2.88.

(d) & (e)  Not applicable.

                                                   Page 5 of 5
Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT
TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1996



Signature


Raymond T. Povalski